THE FBR RUSHMORE FUND, INC.

ARTICLES SUPPLEMENTARY

The FBR Rushmore Fund, Inc., a Maryland corporation registered as an open-end company under the Investment Company Act of 1940, as amended, having its principal office in Bethesda, Maryland, (hereinafter, the "Corporation") hereby certifies to the Maryland Department of Assessments and Taxation that:

FIRST: Pursuant to the authority granted the Board of Directors in Article FIFTH of the Articles of Incorporation, as amended, One Billion (1,000,000,000) shares of the Corporation's authorized Common Stock, with a par value of one tenth cent ($.001), are currently classified by the Board of Directors as follows:

                FBR U.S. Government Bond Portfolio                                                     50,000,000 Shares
                Authorized but unissued shares of the Corporation                                 950,000,000 Shares

SECOND: There is hereby established and designated an additional class of shares of the Corporation, to be know as FBR U.S. Government Reserves Portfolio, to which the Board of Directors has allocated 250,000,000 of the authorized and unissued shares of Common Stock, with a par value of one tenth cent ($.001),

THIRD: The total number of shares of Common Stock authorized for issuance by the Corporation, and the aggregate par value thereof, is unchanged hereby.

FOURTH: As amended hereby, the Corporation's Articles of Incorporation authorize the issuance of One Billion (1,000,000,000) shares of the par value of one tenth cent ($.001) and of the aggregate par value of one million ($1,000,000), which the Board of Directors has designated into classes and classified the shares as follows:

                FBR U.S. Government Bond Portfolio                                                    50,000,000 Shares
                FBR U.S. Government Reserves Portfolio                                             250,000,000 Shares
                Authorized but unissued shares of the Corporation                                 700,000,000 Shares

FIFTH: The preference, rights, voting powers, restrictions and qualifications of the shares of the Portfolios are as follows:

a.       All such shares of Common Stock shall be freely transferable.

b.      Dividends or distributions on shares of a portfolio, whether payable in shares or cash, shall be paid only out of earnings, surplus or other assets belonging to that Portfolio.

c.       Where a vote of the holders of the shares of a Portfolio is required as to any matter by the 1940 Act or Maryland law, only the holders of shares of that portfolio shall be entitled to vote upon such proposal.

d.      In all other respects, the rights, preferences, voting power, restrictions and qualification of the above-referenced Common Stock are as set forth in Articles FIFTH and SIXTH of the Corporation's Articles of Incorporation, as amended, and Article VI of the Corporation's Bylaws.

SIXTH: The stock of the Corporation has been reclassified by the Board of Directors pursuant to authority contained in the charter of the Corporation.

SEVENTH: These Articles Supplementary shall become effective April 30, 2002.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chairman of the Board, and witnessed by its Secretary, on this 26th day of April, 2002.

The undersigned, Webb C. Hayes, IV, Chairman of the Board of the Corporation, hereby acknowledges in the name and on behalf of the Corporation that the foregoing Articles Supplementary are the act of the Corporation and that to the best of his knowledge, information and belief, all matters and facts set forth relating to the authorization and approval of these Articles Supplementary are true in all materials respects, and that this statement is made under penalties of perjury.

WITNESS:	The FBR Rushmore Fund, Inc.
By: /s/ Stephenie E. Adams	By: /s/ Webb C. Hayes, IV
Name: Stephenie E. Adams	Name: Webb C. Hayes, IV
Title: Secretary	Title: Chairman of the Board